

January 8, 2015

Via E-mail
Mr. Joseph E. Innamorati
Clearwater Merger Sub, Inc.
3000 Minuteman Road
Andover, MA 01810

> **Re:    Volcano Corporation**
> **Schedule TO-T filed by Koninklijke Philips N.V. et al.**
> **Filed December 30, 2014**
> **File No. 005-82497**

Dear Mr. Innamorati:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    Please have all three filing persons sign the Schedule TO.

Source and Amount of Funds, page 14

2.    Please confirm that Royal Philips has sufficient cash on hand to pay the entire purchase price without resort to the bridge financing, or provide all information required by Items 1007 and 1016(b) of Regulation M-A with respect to the financing.

Treatment of Convertible Notes, page 37

3.    Please advise whether the Volcano Convertible Notes are convertible for cash prior to the Expiration Date or the Effective Time. If so, please provide your analysis as to the

applicability of Rule 13e-4 to the conversion option, and the applicability of Rule 14e-5 to any purchases of Volcano Convertible Notes by means of this conversion during the ongoing tender offer for common stock.

Conditions to the Offer, page 43

4.      Several conditions are measured at "Offer Acceptance Time." All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of securities. Please revise the language accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:    <u>Via E-mail</u>
        Rita-Anne O'Neill, Esq.
        Sullivan & Cromwell LLP